The Contrarian Real Estate Investment Trust
June 26, 2009
United States Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 4561
Washington, D.C. 20549

Attn:	Mr. Tom Kluck, Legal Branch Chief Ms. Cicely Lomothe, Accounting Branch Chief Ms. Jaime John, Staff Accountant Ms. Erin Martin, Attorney-Advisor

Re:	NetREIT Registration Statement on Form 10 Filed May 15, 2009 (originally filed May 6, 2008, File No. 001-34049) File No. 000-53673 Form 10-K for Fiscal Year Ended December 31, 2008 Filed May 29, 2009
Ladies and Gentlemen:
Registrant’s responses below are responding to the comments in the Staff’s letter of June 15, 2009 regarding the above-referenced Form 10 and Form 10-K filings and the amended Form 10 and Form 10-K filed on June 26, 2009.
Registrant’s responses below are presented in the same numbers as the Staff’s comments in that letter.
Form 10
Item 1A Risk Factors
Our risks of losing property through a mortgage loan default ...page 14
1. Registrant has commenced discussions with the lender of the Garden Gateway Loan to resolve the issues disclosed in the filings on Form 10 and Form 10-K. The lender has indicated that it considers our transfer of the undivided interest in the property to be a covenant breach, but has not yet declared or acted on its right to declare the loan in default under the loan documents. The lender has initially requested a $50,000 fee for its consent to a waiver of default, provided the necessary documentation can be agreed upon. Registrant is discussing with the lender the amount of the fee and its required form of documentation. Registrant believes that it will reach agreement with the lender and that the fees and other costs for resolving this issue will not be material in amount. Accordingly, Registrant does not believe a specific risk factor regarding this matter is necessary or appropriate at this time.
1282 Pacific Oaks Place, Escondido, CA 92029 · Phone 866-781-7721 · Fax 760-471-0399 · info@netreit.com

The Contrarian Real Estate Investment Trust
Item 3 Properties
Average Effective Annual Rent Per Square Foot for Last 5 Years, page 41
2. The differences between the two filings was the result of reviewing amounts on the tables and noting some minor mistakes made in certain calculations that affected Casa Grande Apts., Havana/Parker Complex, Garden Gateway and Regatta Square. The amounts reported in the Form 10-K reflect the correct amounts.
The amended filing on Form 10, filed June 26, 2009, was revised to conform to the Form 10-K.
Item 6 Executive Compensation
Compensation of Company’s Directors, Page 60
3. The registrant noted errors made to the Director’s Compensation table between the time of the two filings. The amended filing on Form 10, filed June 26, 2009, was revised to conform to the Form 10-K. The amounts reported in the Form 10-K reflect the correct amounts.
Item 13. Financial Statements and Supplementary Data, Page 72
Note 4 Real Estate Assets and Lease Intangibles, Page 90
4. The registrant is substantially complete with audited statements of revenues over certain operating expenses and the unaudited pro forma financial statements with respect to Executive Office Park, the only significant acquisition and required filing in 2008, and will have the amended filing on Form 8-K filed shortly.
The one significant acquisition in 2009 was the Morena Office Center. Audit procedures for the amended filing on Form 8-K commenced last week. We anticipate that this filing will also be completed and filed shortly.
Note 5 Investment in Real Estate Ventures
5. The ownership of Garden Gateway is as tenants in common with the registrant owning 94% and one other tenant in common owning 6%.
The same accounting issues were raised in the Staff letter of February 2, 2009 question 9 and were addressed in our response letter dated March 6, 2009. Page 30 of the amended filing on Form 10, filed June 26, 2009 was corrected to read that the limited partners and tenants in common also have substantive participation rights to conform to other related disclosures.
Facts and circumstances particular to Garden Gateway follow:
Paragraph 3 of the Agreement Between Tenants in Common reads as follows:
Nature of Relationship Between Tenants The tenants shall each hold their respective interests in the Property as tenants in common. The Tenants do not wish or intend by this agreement to create a partnership or a joint venture, but merely to set forth the terms and conditions upon which each of them shall hold their respective interests in the Property.
1282 Pacific Oaks Place, Escondido, CA 92029 · Phone 866-781-7721 · Fax 760-471-0399 · info@netreit.com

The Contrarian Real Estate Investment Trust
Paragraph 4 (C) reads as follows:
Acts Requiring Mutual Consent Mutual Consent shall be required to effect (i) any Disposition of the Property (ii) any lease (iii) any loan (iv) any property management agreement or amendment thereto, or (v) any expenditure, or series of expenditures for the same purpose, for Operation of the Property in excess of ($20,000).
The agreement goes on to further state that if the parties cannot mutually agree on a course of action on a proposal, there are certain directions to take that are the equivalent to mediation. There are no provisions for the degree of ownership affecting any degree of control affecting the decision.
EITF 04-5 paragraph 10 states that if the limited partners have substantive participating rights, the presumption of control by the general partners would be overcome and each of the general partners would account for its investment using the equity method of accounting.
Registrant believes that under the provisions of paragraph 3 of the Agreement Between Tenants in Common, the presumption of control has been overcome. The 6% owner has substantive participating rights which provide for equal control of the Property. Because of these substantive rights, the equity method of accounting for this tenant in common relationship is proper.
Note 6 Mortgages Receivable, page 94
6. The registrant obtained a third party independent appraisal in March 2009 supporting the underlying value of the property securing the loan as well as supporting our statement that reads in the footnote as follows:
“the Company does not anticipate incurring any losses with respect to these loans”
Further, the interest income accrual policy is disclosed in the Significant Accounting Policies under “Revenue Recognition”. There have not been any cash receipts with respect to these loans and the registrant anticipates that if there are any payments made on these loans it will result in a total payoff so we have not disclosed the treatment of how cash receipts are recorded.
Last, the registrant discloses the balances as of the end of each period presented and determined that the disclosure of average recorded investment in the impaired loans and the related amount of interest income was not material and, as such, was not disclosed.
Item 15. Financial Statements and Exhibits, Page 106
7. Employment agreements have been filed as exhibits with the amended filing on Form 10, filed June 26, 2009.
1282 Pacific Oaks Place, Escondido, CA 92029 · Phone 866-781-7721 · Fax 760-471-0399 · info@netreit.com

The Contrarian Real Estate Investment Trust
FORM 10-Q FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
Item 4T. Controls and Procedures, Page 50-51
8. We note that the Staff finds the disclosure unclear. The registrant notes that at the end of paragraph 3 there should have also been a reference to the quarter ended September 30, 2008. However, the following paragraph specifically references the material weakness that existed as of September 30, 2008.
The disclosure regarding this material weakness is provided in four other filings currently on file. These include the Quarterly Report on Form 10-Q for the quarters ended March 31, 2009, 2008 and June 30, 2008 and the Annual Report on Form 10-K for the year ended December 31, 2008. The Form 10-K properly includes a reference to all three quarters in 2008. In addition, the registrant will make the disclosure on two more filings including the Quarterly Reports on Form 10-Q for June 30, 2009 and September 30, 2009. The registrant respectfully requests it should not be held to file an amended filing for the quarter ended September 30, 2008 for this one issue.
The amended filing on Form 10-K for the year ended December 31, 2008 included the following conclusion regarding the effectiveness of the registrant’s disclosure controls and procedures:
As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
Item 5. Market Price for Registrant’s Common Equity..., page 31
9. The amended filing on Form 10-K for the year ended December 31, 2008, filed June 26, 2009, included the information concerning the securities authorized for issuance under equity compensation plans as required by Item 201(d) of Regulation S-K.
The registrant also noted certain outdated information within the disclosures that were corrected.
Item 10. Directors, Executive Officers, and Corporate Governance, page 57
Committees of the Directors, page 59
10. The amended filing on Form 10-K, filed June 26, 2009, has been revised to include the disclosure of the audit committee financial expert in accordance with Item 407(d)(5) of Regulation S-K.
Certifications
11. The amended filing on Form 10-K, filed June 26, 2009, has been revised to include the reference to internal control over financial reporting in the introductory language of paragraph 4.
The registrant acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
1282 Pacific Oaks Place, Escondido, CA 92029 · Phone 866-781-7721 · Fax 760-471-0399 · info@netreit.com

The Contrarian Real Estate Investment Trust
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert staff comments as a defense in any legal proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If, after review of this letter and the amended filings, you have additional comments or questions, please contact the undersigned at your convenience.
Very truly yours,
s/Kenneth W. Elsberry
KENNETH W. ELSBERRY
CHIEF FINANCIAL OFFICER
1282 Pacific Oaks Place, Escondido, CA 92029 · Phone 866-781-7721 · Fax 760-471-0399 · info@netreit.com